Filed Pursuant to Rule 424(b)(3)

File Number 333-144068

Supplement No. 4

(To prospectus dated August 9, 2007)

NCO GROUP, INC.

$165,000,000 Floating Rate Senior Notes due 2013

$200,000,000 11.875% Senior Subordinated Notes due 2014

This prospectus supplement No. 4 supplements and amends the prospectus dated August 9, 2007, as supplemented and amended by prospectus supplement No. 1 dated August 15, 2007, prospectus supplement No. 2 dated August 27, 2007 and prospectus supplement No. 3 dated November 15, 2007 (the “Prospectus”). This prospectus supplement should be read in conjunction with the Prospectus and may not be delivered or utilized without the Prospectus.

On December 13, 2007, NCO Group, Inc. filed with the Securities and Exchange Commission a current report on Form 8-K which included the attached information.

The date of this prospectus supplement is December 13, 2007

Item 1.01. Entry into a Material Definitive Agreement.

On December 11, 2007, NCO Group, Inc. (“NCO”) and NCO Acquisition Sub, Inc. (“Sub”), a wholly-owned subsidiary of NCO, entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Outsourcing Solutions Inc. (“OSI”), a leading provider of business process outsourcing services. Pursuant to the Merger Agreement, NCO will acquire OSI for $325.0 million in cash, subject to certain adjustments (the “Merger Consideration”) and the satisfaction of customary closing conditions.

NCO, Sub and OSI have made certain representations and warranties in the Merger Agreement and agreed to certain covenants, including, among others, covenants by OSI (i) to conduct its business in the ordinary course and consistent with past practice during the interim period between the execution of the Merger Agreement and consummation of the merger, (ii) not to engage in certain types of transactions during such period, (iii) to hold a special stockholder meeting to approve and adopt the Merger Agreement, and (iv) not to solicit or participate in any discussions with a third party regarding the acquisition of 50% or more of the assets or stock of OSI or any of its subsidiaries or any alternative business combination transaction, except in limited circumstances specified in the Merger Agreement.

The Merger Agreement contains certain termination rights for both NCO and OSI and provides that, if the Merger Agreement is terminated under specified circumstances, OSI may be required to pay NCO a break-up fee equal to 4% of the Merger Consideration and, under other specified circumstances, NCO may be required to pay OSI a termination fee equal to 4% of the Merger Consideration.

The acquisition is expected to close in the first quarter of 2008 and is subject to OSI stockholder approval and the satisfaction of customary closing conditions, including governmental approvals. There can be no assurance that NCO will acquire OSI or that such acquisition will be completed upon the terms contemplated by the Merger Agreement.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to such document, a copy of which will be filed as an exhibit to NCO’s Annual Report on 10-K for the fiscal year ended December 31, 2007.